UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 11, 2006
Commission File Number 1-32591
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SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)
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Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong
China
(Address of principal executive offices)
______________

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated October 11, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: October 11, 2006	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN CORPORATION SIGNS MEMORANDUM OF AGREEMENT TO
PURCHASE FOUR 4800 TEU VESSELS FROM A.P. MOLLER-MAERSK A/S

- A.P. Moller-Maersk to Charter Vessels for Five Years -

Hong Kong, China, October 11, 2006 - Seaspan Corporation (“Seaspan”) (NYSE: SSW) today announced that it has signed contracts to acquire four 4800 TEU vessels from A.P. Moller-Maersk A/S (“APM”), the world’s largest container shipping line, controlling approximately 20% of total industry capacity. These vessels, the Mette Maersk, Mathilde Maersk, Maren Maersk and Margrethe Maersk, were delivered to APM from Odense Steel Shipyard in 1989. The cost will be $40 million per vessel and they are expected to be delivered to Seaspan between November 1 and December 31, 2006. This new acquisition will increase Seaspan’s total fleet to 41 vessels, which represents a 78% increase from its fleet at its IPO in August, 2005.

Seaspan also announced that it has arranged simultaneous five-year charter agreements for these four vessels with APM at a rate of $23,450 per vessel per day. After the initial five-year charter periods, APM will have two consecutive one year options to recharter each ship for $22,400 per day and $21,400 per day, respectively. They will have a further option to charter each ship for two final years at $20,400 per day.

Each new vessel is expected to contribute, in the first twelve months following acquisition, between $5.9 million and $6.3 million in incremental EBITDA. For this purpose, EBITDA, a non-GAAP measure, shall mean net earnings before interest, undrawn credit facility fees, taxes, depreciation and amortization of deferred financing fees.

“The completion of this acquisition will mark a major milestone in our development,” said Gerry Wang, Chief Executive Officer of Seaspan. “We are pleased to add APM, the largest carrier in our market, to our existing portfolio of customers. This transaction with APM is our first acquisition of secondhand tonnage and will be immediately accretive to cash flow upon vessel delivery during the fourth quarter of 2006. Our detailed physical inspections of these vessels have verified APM’s reputation for designing and building excellent vessels and maintaining them to a superior standard.”

“It is Seaspan’s plan to continue to grow our business through accretive acquisitions in order to grow our dividend per share and this acquisition is a material step in the furtherance of this plan.”

The 4800 TEU vessel size will complement Seaspan’s existing fleet consisting of 9600 TEU, 8500 TEU, 5100 TEU, 4250 TEU, 3500 TEU and 2500 TEU vessels.

Seaspan Management Services Limited (“SMSL”) will operate the ships for Seaspan at an expected rate of $5,750 per day.

Seaspan expects to finance this purchase by drawing under its existing $1 billion credit facility.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan’s fleet of 41 containerships consists of 17 existing containerships and 24 to be delivered over approximately the next three years.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations and Media Inquiries:

Mr. Kevin M. Kennedy
Chief Financial Officer
Seaspan Corporation
Tel. 604-638-2575

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